

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 22, 2017

Via E-mail
Mr. Matthew Quinlan
Chief Financial Officer
Dominion Diamond Corporation
P.O. Box 4569, Station A
Toronto, ON
Canada M5W 4T9

 Re: **Dominion Diamond Corporation**
 Form 40-F for the Year Ended January 31, 2016
 Filed April 14, 2016
 File No. 001-33838

Dear Mr. Quinlan:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 /s/Craig Arakawa

 Craig Arakawa
 Accounting Branch Chief
 Office of Beverages, Apparel and
 Mining